October 21, 2009

Via EDGAR transmission and Facsimile (202.772.9198)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:    Jeffrey Riedler

                      Mail Stop 6010

Re: CombinatoRx, Incorporated: Registration Statement on Form S-4 (File No. 333-161146)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CombinatoRx, Incorporated (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 12:01 p.m. (Washington, DC time) on Thursday, October 22, 2009 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

COMBINATORX, INCORPORATED

By:  /s/ Jason F. Cole

        Name:  Jason F. Cole

        Title:    Senior Vice President and

                     General Counsel

cc:	Scot Foley, Esq., U.S. Securities and Exchange Commission (via facsimile to 202.772.9198)

Daniel Greenspan, Esq., U.S. Securities and Exchange Commission (via facsimile to 202.772.9198)

Robert Forrester, CombinatoRx, Incorporated (via U.S. mail)

Joseph L. Johnson, III, Esq., Goodwin Procter LLP (by hand)